Exhibit 99.1

Gold Royalty Acquires 12 new royalties in the prolific Abitibi Greenstone belt and enters agreements to generate future royalties

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – December 2, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into an agreement with Val-d’Or Mining Corporation (TSX-V:VZZ) (“Val-d’Or Mining”) to sell and generate royalties on 12 prospective properties in Québec and Ontario (the “VZZ Agreement”). Under the VZZ Agreement, the Company will also retain a right of first refusal (“ROFR”) on any royalty or similar interest sold by Val-d’Or Mining.

Gold Royalty has also entered into a strategic alliance with International Prospect Ventures Ltd. (TSX-V:IZZ) (“International Prospect Ventures”) providing the Company with a ROFR on any royalty or similar interest sold by International Prospect Ventures in Australia (the “IZZ Agreement”). The strategic alliance also includes a royalty referral arrangement which will provide Gold Royalty with the opportunity to acquire certain royalties identified by International Prospect Ventures in Australia.

The VZZ Agreement:

●	Gold Royalty will divest the mineral rights and interests to Val-d’Or Mining and retain a 0.5% to 1.0% net smelter return (“NSR”) royalty on the following properties located in Québec and Ontario: Bogside, Bogside NW, Cheechoo B East, Island 27, Matachewan, Munro, North Contact, Recession Larder, Riverside, Sharks, Smokehead and Titanic (together the “Exploration Portfolio”).

●	Gold Royalty will assign to Val-d’Or Mining all rights, title, obligations and interests under the option agreement between a subsidiary of Gold Royalty and Eldorado Gold (Québec) Inc. (“Eldorado”) dated October 8, 2021. Gold Royalty will divest the mineral rights and interests to Val-d’Or Mining and, subject to certain closing conditions, including but not limited to consent of the assignment from Eldorado, will retain rights to a 1.5% NSR royalty on all properties subject to joint venture agreements consisting of the Claw Lake, Cook Lake and Murdoch Creek properties in Ontario and the Perestroika Prospect in Québec (together the “JV Exploration Portfolio”).

●	Gold Royalty will retain a ROFR on any royalty or similar interest that Val D’Or Mining intends to sell, transfer or otherwise dispose of. The ROFR is subject to Gold Royalty and its affiliates holding at least 10% of the outstanding common shares of Val-d’Or Mining. Gold Royalty currently owns 35% of the outstanding common shares of Val-d’Or Mining.

●	The transactions contemplated by the VZZ Agreement are subject to customary closing conditions.

The IZZ Agreement:

Gold Royalty has also entered into a strategic alliance with International Prospect Ventures providing the Company with a ROFR on any royalty or similar interest sold by International Prospect Ventures in Australia. The strategic alliance also includes a royalty referral arrangement which will provide Gold Royalty with the opportunity to acquire certain royalties identified by International Prospect Ventures in Australia in consideration for which the International Prospect Ventures will retain an interest in the underlying royalty on a carried-basis. The strategic alliance, including the royalty referral arrangement and ROFR, are subject to to Gold Royalty and its affiliates holding at least 10% of the outstanding common shares of International Prospect Ventures. Gold Royalty currently owns 11% of the outstanding common shares of International Prospect Ventures.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding expectations regarding the completion of the transactions disclosed herein and the expected benefits thereof. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the ability of the parties to satisfy the conditions to the completion of the transaction disclosed herein. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, the ability of the parties to satisfy the conditions to the transaction, any inability of the Company to realize the expected benefits of the transaction disclosed herein and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.